Talisman Responds to Media Reports

CALGARY, Alberta – July 23, 2014 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM).

Talisman is issuing this press release at the request of Market Surveillance at IIROC on behalf of the Toronto Stock Exchange. Talisman acknowledges that it has been approached by Repsol with regards to various transactions. There is no assurance that any transaction will be agreed. Until such time as it is appropriate to make a public announcement on any potential transaction, Talisman does not intend to make any further comment on this matter.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Simon Scott                                                                                        Lyle McLeod
Head of Corporate Communications                                                                        Vice-President, Investor Relations
Phone:                      403-693-8493                                                                               Phone:   403-767-5732
Email: tlm@talisman-energy.com                                                                                Email: tlm@talisman-energy.com

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